

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2014

Via E-mail
Dennis Baker
Chairperson
General Employment Enterprises, Inc.
184 Shuman Blvd., Suite 420
Naperville, IL 60563

> **Re: General Employment Enterprises, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 14, 2014**
> **File No. 001-05707**

Dear Mr. Baker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the information statement to include greater detail of the transaction contemplated by the stock purchase agreement. Refer to Item 11(c) of Schedule 14A. In addition, please furnish financial statements with your amendment or provide us with a detailed explanation as to why you believe financial statements are not required. Refer to Item 13(a) of Schedule 14A and the instruction thereto.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Kristina Aberg, Staff Attorney, at (202) 551-3404 or me at (202) 551-3655 with any questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Assistant Director

cc: Clint J. Gage, Esq.